medies@mail.com

+44 7967 396263

July 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennie Beysolow, Esq. Donald Field, Esq Amy Geddes, CPA Joel Parker, CPA

Re:	MEDIES Registration Statement on Form S-1 Filed April 15, 2022 Amendment No. 2 to Registration Statement on Form S-1 Filed June 21, 2022 File No. 333-264308

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 30, 2022, relating to the Company's Registration Statement on Form S-1, filed with the Commission on April 15, 2022 (the “Registration Statement”). Herewith, Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being filed in response to the Commission's comments on the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Staff's letter, and the Staff’s comments are presented in bold italics.

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Amendment No. 2 to Registration Statement on Form S-1

Related Party Transaction Policies and Procedures, page 32

1.	We note your response to comment 3 and reissue in part. We note your disclosure that the "audit committee" will review all related party transactions. We also note your disclosure on page 26 that the company's board of directors has "no nominating, auditing, or compensation committees." Please reconcile and revise as applicable.

In response to the Staff’s comment, the disclosures on page 26 and the section titled Related Party Transaction Policies and Procedures have been revised to add that the Company is currently in the process of establishing its audit committee.

Financial Statement for the Year Ended February 28, 2022, page F-1

2.

We note your revision to our previous comment 4 was to label the header on page F-1, the index to the financial statements, as "restated" and include a footnote that describes the error correction as a "reclassification". Please revise your disclosure to address the following:

• Label the balance sheet, statement of operations, stockholder's deficit and cashflows as restated and include a description of the nature of the error, as required by FASB ASC 250-10-50-7.

• Remove your reference to the correction of an error as a "reclassification" and your statement that net income was not affected, which is incorrect.

• Have your auditor revise its report to reference the restatement consistent with paragraph 18e. of PCAOB Auditing Standard 3101.

In response to the Staff’s comment, the Company has revised its disclosure to address all of the points in the given comment.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +44 7967 396 263; or email medies@mail.com.

Sincerely,

MEDIES

/s/ Kenneth Tindall

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